Exhibit 99.1

Change in Presentation to Prior Consolidated Financial Statements.  During the second quarter of fiscal 2011, the Company identified an immaterial error in its classification of restricted stock awards on the balance sheet.  The Company issues treasury shares for restricted stock awards, which allow the award participants to receive dividends and voting rights.  The Company had previously classified the shares related to the awards within treasury stock until the awards were fully vested.  The shares should have been presented as outstanding common stock when they were issued.  The Company does not believe that these adjustments are material to any of its previously filed quarterly or annual consolidated financial statements for the fiscal years ended June 30, 2010 and 2009 and for the three months ended September 30, 2010.  The impact of this immaterial error correction is to reclassify certain amounts from treasury stock to additional paid-in capital as well as to reclassify the non-vested restricted shares from treasury stock to common stock.  Annual and quarterly amounts and share counts within stockholders’ equity have been conformed to this presentation.  The amount and share reclassifications are as follows:

	As previously reported				As reclassified
	Amount		Shares Outstanding		Amount		Shares Outstanding
	Additional Paid-In Capital	Treasury Stock	Common Stock	Treasury Stock	Additional Paid-In Capital	Treasury Stock	Common Stock	Treasury Stock
July 1, 2008	$11,862	$(15,035)	16,560,578	2,969,766	$9,838	$(13,011)	16,960,390	2,569,954
June 30, 2009	$11,572	$(14,786)	16,598,585	2,931,759	$6,878	$(10,092)	17,531,486	1,998,858
September 30, 2009	$11,403	$(14,753)	16,610,814	2,919,530	$6,908	$(10,258)	17,496,870	2,033,474
December 31, 2009	$11,465	$(14,546)	16,674,655	2,855,689	$6,970	$(10,051)	17,537,769	1,992,575
March 31, 2010	$11,626	$(14,546)	16,673,075	2,857,269	$7,158	$(10,078)	17,532,288	1,998,056
June 30, 2010	$11,990	$(14,526)	16,675,744	2,854,600	$7,606	$(10,142)	17,519,614	2,010,730
September 30, 2010	$12,303	$(14,526)	16,675,744	2,854,600	$6,431	$(8,654)	17,814,714	1,715,630

The adjustments resulting from this matter had no impact on total stockholders’ equity or the Company’s consolidated statements of income.  Reported amounts of earnings per share were not impacted by this correction.